# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALLURION TECHNOLOGIES, INC., CIK 0001964979
CUSIP: 02008G201
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760
Date of event which requires filing of this statement: 01/14/2025
Amends the filing with accession number 0000902664-23-004381
Filed by CIK 0001493215
Persons authorized to receive notices and communications: Roderick Wong, M.D., RTW Investments, LP, 40 10th Avenue, Floor 7, New York, New York (NY), 10014, (646) 597-6980

## Reporting persons
- RTW Investments, LP (CIK 0001493215): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,050,060; sole dispositive power 0; shared dispositive power 1,050,060; aggregate amount beneficially owned 1,050,060 (29.6% of the class)
- Roderick Wong, MD (CIK 0001493280): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,050,060; sole dispositive power 0; shared dispositive power 1,050,060; aggregate amount beneficially owned 1,050,060 (29.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: ALLURION TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The source of funds used for the purchase of the Shares reported herein pursuant to the Subscription Agreement (as defined in Item 6 below) was the working capital of the RTW Funds. The aggregate purchase price of the shares reported herein was approximately $2.5 million.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 of the Schedule 13D is hereby amended and supplemented as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon (i) approximately 2,711,263 Shares reported to be outstanding as of January 3, 2025, as disclosed in the Issuer's registration statement on Form S-1 filed with the Securities and Exchange Commission on January 8, 2025, and (ii) gives effect to 841,751 Shares issued pursuant to the Subscription Agreement (as defined below), for an aggregate of 3,553,014 outstanding Shares, and assumes no conversion of the Notes and no exercise of the Public Warrants or the Private Warrants. The Notes held by the RTW Funds are subject to a beneficial ownership conversion limitation such that the RTW Funds cannot convert Notes to the extent it would result in the RTW Funds and their affiliates beneficially owning more than 9.99% of the Issuer's Shares. The Public Warrants and the Private Warrants held by the RTW Funds are subject to a Blocker (as defined in Item 4 of Amendment No. 2 to the Schedule 13D), which is currently set at 4.99% and can be increased to 9.99% upon 61 days' prior notice by RTW.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Amendment No. 5 for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: On January 16, 2025, the RTW Funds acquired 841,751 Shares pursuant to the Subscription Agreement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Subscription Agreement.

On January 14, 2025, the RTW Funds entered into a Subscription Agreement with the Issuer (the "Subscription Agreement"), pursuant to which, upon the terms and subject to the conditions set forth therein, the RTW Funds subscribed to purchase an aggregate of 841,751 Shares for a purchase price of $2.97 per share, for an aggregate purchase price of $2.5 million (the "PIPE Financing"). The PIPE Financing closed and the RTW Funds received the Shares on January 16, 2025.

Pursuant to the Subscription Agreement, the RTW Funds and the Issuer agreed that, upon the mutual agreement of the RTW funds and the Issuer, the Issuer will sell to the RTW Funds up to an aggregate of an additional $10 million of Shares (the "Option Amount") in one or more private placements during the twelve months following the date of the Subscription Agreement. Any issuance and purchase of all or any portion of the Option Amount will be subject to the terms and conditions of a definitive written agreement between the RTW Funds and the Issuer, and the per-share price of such issuance or issuances will be at a price equal to the then-"minimum price" as defined by the rules of the New York Stock Exchange. The Issuer also granted the RTW Funds registration rights with respect to the Shares purchased pursuant to the Subscription Agreement on the same terms as provided for in the Note Purchase Agreement (as defined in Amendment No. 1 to the Schedule 13D).

The obligations of each party to consummate the Subscriptions were conditioned upon customary closing conditions.

A copy of the Subscription Agreement is filed as Exhibit 99.19 hereto and is incorporated herein by reference. The foregoing description of the Subscription Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.19 Subscription Agreement, dated as of January 14, 2025, by and among Allurion Technologies, Inc., RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Biotech Opportunities Operating Ltd.

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Managing Partner (01/16/2025)
- Roderick Wong, MD: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (01/16/2025)